

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 24, 2014

<u>Via Email</u>
Brian X. Tierney
Chief Financial Officer
Southwestern Electric Power Company
1 Riverside Plaza
Columbus, OH 43215

Re: Southwestern Electric Power Company
Registration Statement on Form S-3
Filed April 2, 2014
File No. 333-194991

Dear Mr. Tierney:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1. We note your disclosure that you are relying on Rule 429 of the Securities Act of 1933, as amended, with respect to $175,000,000 of Senior Notes and Junior Subordinated Debentures that remain unsold under Registration Statement No. 333-161539, declared effective September 14, 2009. However, it appears that you are ineligible to rely on Rule 429 because you do not meet the criteria set forth in Rule 415(a)(5). Please revise your filing accordingly. Alternatively, please provide your analysis of why you believe you may rely on Rule 429 in this instance. For more information, please see Securities Act Rules Compliance and Disclosure Interpretation 225.01, available at http://www.sec.gov/divisions/corpfin/guidance/securitiesactrules-interps.htm.

Calculation of Registration Fee

2. We note your disclosure here that you are registering $425,000,000 of Unsecured Notes in this offering, which conflicts with your disclosure on the prospectus cover page that you are registering $600,000,000 of Unsecured Notes. It appears that you have neglected to include in the fee table the $175,000,000 of Senior Notes and Junior Subordinated Debentures that you intend to issue in reliance on Rule 429. Please disclose the amount and type of securities you intend to register in the Calculation of Fee Table. If you have already paid a portion of the registration fee for the notes in the offering, please state so and cite to the applicable section of Rule 457.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Michael Kennedy, Staff Attorney, at 202-551-3832, Lilyanna Peyser, Special Counsel, at 202-551-3222, or me at 202-551-3720 with any other questions.

Sincerely,

/s/ Lilyanna L. Peyser for

Mara Ransom
Assistant Director